

NASDAQ: TORM
June 2011



Forward-Looking Statement

Certain portions of this presentation contain forward-looking statements about the business, financial condition and prospects of the Company. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties including, without limitation, changes in demand for the Company's products, changes in competition, economic conditions, fluctuations in market price for TiO_2 pigments, changes in foreign currency exchange rates, increases in the price of energy and raw materials, such as ilmenite, interest rate fluctuations, changes in the capital markets, changes in tax and other laws and governmental rules and regulations applicable to the Company's business, and other risks indicated in the Company's filings with the Securities and Exchange Commission. These risks and uncertainties are beyond the ability of the Company to control, and, in many cases, the Company cannot predict all of the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements. The Company assumes no obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws. When used in this presentation, the words "believes," "estimates," "plans," "expects," "anticipates" and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements.



What We Do...

- **28 year operating history**

- **High performance industrial minerals**
  Color titanium dioxide (TiO_2)
  Specialty hydrated aluminas (ATH, AMH)

- **Primary applications –** Pigments and engineered fillers for use in plastics, paints & coatings and catalysts

- **Headquartered in Corpus Christi, Texas**

- **Global presence** with manufacturing
  operations on three continents
  Corpus Christi, Texas
  Hattem, Netherlands
  Ipoh, Malaysia



Specialty Aluminas
~ 40% to 45%

TiO₂ Color Pigments
~ 40% to 45%

Other Specialty Minerals
~ 10% to 15%



Investment Considerations

- **15% to 20% targeted growth for next 3-5 years** – Current products present opportunity to grow revenue from ~**$30 million** to **$60 million+** in annual sales in next 3 to 5 years.

- **Margin expansion opportunities**
  - Revenue mix shift to higher margin products
  - Fixed costs leverage (current utilization ~60%)

- **TiO_2 Market in shortage -** drives favorable volume and price trends

- **Niche products offer recurring revenue streams** – by offering high value added characteristics (cost savings / improved performance) once designed in, customers are less likely to change formulations.

- **Strong Balance sheet**

Investment Data (As of 3/31/11) NASDAQ: TORM	
Recent Price (6/10/11)	$14.58
52-Week Range	$5.30-$24.50
Shares Outstanding	1.9 MM
Diluted Shares	3.2 MM
Market Capitalization	$46 MM
TTM Revenue	$34 MM
TTM EPS	$0.81
Cash	$2.4 MM
L-T Debt	$5.1 MM



Historical Revenue Trends

Key Growth Drivers
1) **Cyclical recovery**
2) **TiO$_2$ market conditions**
3) **Geographic Expansion**
4) **New product introduction**



Legend: ■ Specialty Minerals ■ TiO2 ■ Specialty Aluminas

20% - total revenue growth during 2010

15% to 20% annual growth target for next three to five years.

23% 4-year CAGR* in specialty alumina drives greater diversification

CAGR* - Compound Annual Growth Rate. For purposes of this chart the metric was calculated for years 2006 to 2010



TiO$_2$ Color Pigments

Unique Production Process



~ 40% to 45% of Revenue

Ilmenite: FeTiO$_3$



Synthetic Rutile: 95% TiO$_2$



TiO$_2$ Color Pigments HITOX® & TIOPREM® 95% TiO$_2$



End Products

PVC Pipe



Paint



Plastics



Master Batch Plastics



TOR MINERALS INTERNATIONAL

TiO_2 Color Pigment Customers





~ 40% to 45% of Revenue





















National Plastics Color

JM Eagle™ — Building essentials for a better tomorrow™

AKZO

Valspar

colortech® — A PPM Company

ColorMatrix Corporation

DuPont — The miracles of science — Powder Coatings

Sherwin Williams® Automotive Finishes

Tosaf

JOTUN



Specialty Aluminas



~ 40% to 45% of Revenue





Bauxite Ore



Alumina



Aluminum



HALTEX®

ALUPREM®

OPTILOAD®

Industrial Catalysts

Composites

Electrical Insulators



Solid Surface



8



Specialty Aluminas Customers



~ **40% to 45%
of Revenue**











**BROLL BUNTPIGMENTE GMBH
and CO KG**



Key Growth Drivers

1) **Cyclical Recovery in End Markets**

2) **TiO$_2$ Market Conditions Drives Substitute Affect**

3) **Geographic Expansion Opportunity**

4) **New Product Introduction - Expand Addressable Markets**



Cyclical Recovery in End-Markets
TiO$_2$ Supply/ Demand Imbalance

TiO$_2$ Supply

Shortage of TiO$_2$ supply
- Idling of plants using old production technology
- $100's of millions of investment and 3 to 5 years to bring on new production on line
- Raw material supply shortage… mining expansion takes 3 to 5 years

TiO$_2$ Demand

Worldwide demand recovery
- Primary markets for paint and plastics markets have stabilized and are beginning to increase
- Emerging Market Growth

Imbalance

Some customers on allocation

Price increased 30% in 2010*

Price expected to increase 15% to 25%/yr. through 2012*

* Source: Wells Fargo Securities



TiO$_2$ Market Conditions
Drive Substitute for TOR's TiO$_2$ Color pigments



	Commodity White TiO$_2$	Versus	TOR Minerals' TiO$_2$ Color Pigments (HITOX® / TIOPREM®)
Annual Production	4. 5 million tons		12,000 tons
TiO$_2$ Content	86% to 98%		88% to 95%+
Particle Size	0.3 micron		0.3 to 1.5 micron
Pricing	Increased 30% during 2010		20% to 30% savings

**The substitute affect drives greater demand for our products
when TiO$_2$ prices rise or when TiO$_2$ is in shortage**

Customer sample activity tripled year over year

Opportunity to follow price increases in commodity TiO$_2$



Geographic Expansion Opportunity



Corpus Christi, Texas

Hattem, Netherlands

Ipoh, Malaysia

2006 Geographic Mix



7%
21%
73%

2010 Geographic Mix



10%
27%
63%

Future Target Geographic Mix



33%
33%
33%

■ Americas □ Asia ■ Europe & Africa

Leverage Manufacturing Presence on Three

Continents to Increase Sales Outside U.S.

2010 Sales in Asia Increased 64%



New Product Introduction
Specialty Alumina

Successful Track Record of Introducing New Specialty Hydrated Alumina Products

- From its introduction in 2001 **ALUPREM®** has become a leading fire retardant filler for solid surface applications all across Europe

- Successfully introduced new specialty alumina for applications outside of the plastics markets and have nearly sold out near-term production capacity in the Netherlands

- Secular growth in ATH from trend toward halogen-free flame retardant legislation (Deca-bromine being phased out / discontinued in U.S. by 2012/13.)

- **OPTILOAD®** launched during 2010 – multi-million $ annual revenue opportunity
  - Cost effective, environmentally friendly solution for meeting highest flame retardant ratings
  - Address new high volume applications, including a shift from metal to plastic components



Annual Specialty Alumina Sales (in $millions)

2011 Plant expansion will double ALUPREM® production capacity to address growth opportunities

14



New Product Introduction
TIOPREM®

- **TIOPREM®** "heat stability" greatly expands the addressable market into plastics, specialty coatings and other select markets
- Potential to more than double the addressable market longer term with current and new product developments in progress
- High value-added characteristics generate a higher margin than standard products

TIOPREM® Sales are Gaining Traction



TIOPREM® grew to 9% of 1Q11 Total TiO$_2$ Pigment Sales

Quarterly TiO$_2$ Color Pigment Sales (in $millions)

HITOX TIOPREM



Efficiencies & Operating Leverage

- **New manufacturing processes**

- **Think global / act local**
  - Manage global logistics
  - Apply technologies across product lines/ geographies
  - Exploit cost advantages in each geography

- **Drive utilization**
  - 2011 Plant expansion will double ALUPREM® production capacity
  - TiO_2 Color pigments at approximately 60% of capacity
  - SR plant - $650,000 in unabsorbed fixed costs during 2010



Efficiencies & Operating Leverage

	2009	2010	% Change	3-5 Year Targets
Net Sales	$24.2 MM	$31.0 MM	+28%	15% to 20% annual growth
Gross Margin	15.8%	21.8%	600 bp	25% to 28%
Operating Margin	1.5%	8.7%	720 bp	10% to 12%
Net Margin	(0.6%)	7.1%	770 bp	8% to 10%



Quarterly Performance

Total Revenue

(in millions)

Trailing Twelve Month (TTM) Revenue – 33.1% increase to $33.7 million

- TTM TiO_2 Color pigments revenue increased – 26.1% increase
- TTM specialty alumina increased – 41.6% increase



10
8
6
4
2
0
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
Specialty Aluminas
TiO2 Pigments
Other Specialty Minerals

Quarterly Performance

Gross Margin

Trailing Twelve Month Gross Margin – 21.3% increase 300 basis points y-o-y

- Increased efficiencies / Product shift / Greater plant utilization
- Partially offset by raw material cost increases



28%
26%
24%
22%
20%
18%
16%
14%
12%
10%
Target 25% - 28%
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11



Quarterly Performance
Net Margin

Trailing Twelve Month Net Margin – 6.9% increase 420 basis points y-o-y
- Increased efficiencies / Product shift / Greater plant utilization
- Partially offset by raw material cost increases





Balance Sheet

	1Q11	1Q10	Details
Cash	$2.4 MM	$1.1 MM	
Accounts Receivable	$4.9 MM	$3.8 MM	
Days Sales Outstanding	46 Days	50 days	Target - 55 to 60 days
Inventory	$11.5 MM	$9.5 MM	
Turns	2.6x	2.2x	Target - 3.0 to 3.5 turns per year
Long-Term Debt	$5.3 MM	$5.0 MM	
Return on Equity *	8%	3%	Target - 15%

* For the trailing twelve months ended March 31, 2011 and March 31, 2010 respectively



Investment Considerations

- ***15% to 20% targeted growth for next 3-5 years*** – Current products present opportunity to grow revenue from ~**$30 million** to **$60 million+** in annual sales in next 3 to 5 years.

- ***Margin expansion opportunities***
  - Revenue mix shift to higher margin products
  - Fixed costs leverage (current utilization ~60%)

- ***TiO$_2$ Market in shortage -*** drives favorable volume and price trends

- ***Niche products offer recurring revenue streams*** – by offering high value added characteristics (cost savings / improved performance) once designed in, customers are less likely to change formulations.

- **Strong Balance sheet**

Investment Data (As of 3/31/11) NASDAQ: TORM	
Recent Price (6/10/11)	$14.58
52-Week Range	$5.30-$24.50
Shares Outstanding	1.9 MM
Diluted Shares	3.2 MM
Market Capitalization	$46 MM
TTM Revenue	$34 MM
TTM EPS	$0.81
Cash	$2.4 MM
L-T Debt	$5.1 MM